Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Presto Automation Inc. (the “Company”) of our report dated September 27, 2022 (December 16, 2022, as to the effects of the reverse capitalization described in Note 1), relating to the consolidated financial statements of E La Carte, Inc. (dba Presto) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty), appearing in the Current Report on Form 8-K of the Company, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

San Francisco, California

December 16, 2022